Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following email was sent to all Pioneer employees on December 5, 2023:

December 5, 2023

To: All Employees

From: Rich Dealy, President & Chief Operating Officer and CEO-Designate

Yesterday, Pioneer and ExxonMobil each received a request from the Federal Trade Commission (FTC) for additional information related to its review of the proposed merger transaction announced on October 11, 2023. As we discussed at the employee meeting, this request by the FTC is a part of the U.S. government’s regulatory review process.

We will continue to work diligently to provide the information that the regulators have requested in a timely fashion. While we don’t know the exact timing, we anticipate that this process could take several months, with closing still expected to occur by the end of June 2024. The closing remains subject to receipt of required regulatory and shareholder approvals and satisfaction or waiver of other closing conditions. It is important to remember that we remain separate companies and must continue to operate independently until the transaction closes.

We know most of you would like more information regarding how the transaction will impact your day-to-day responsibilities. The transition planning is underway, but at this time, we do not have any additional details. As decisions are made over the coming months, we will communicate those as quickly as possible. Please continue to go to the Pioneer portal to submit any questions related to the merger and to check for updates as they become available.

As always, we appreciate everyone’s focus and efforts during this time as we strive to meet or exceed our 2023 targets. Please continue to be safe and we wish everyone a wonderful holiday season.

Rich

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, ExxonMobil filed with the SEC a registration statement on Form S-4 (the “Form S-4”) to register the shares of ExxonMobil common stock to be issued in connection with the proposed transaction. The Form S-4 includes a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the Form S-4, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the proxy statement/prospectus, as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil are and will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of ExxonMobil is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in ExxonMobil’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in ExxonMobil’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in ExxonMobil’s Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in ExxonMobil’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.